Issuer Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-142317-01

Relating to Prospectus Filed Pursuant to Rule 424(b)(5)

J. C. PENNEY CORPORATION, INC.

$300,000,000 5.75% Senior Notes due 2018

$700,000,000 6.375% Senior Notes due 2036

OF WHICH

J. C. PENNEY COMPANY, INC.

IS CO-OBLIGOR

Issuer:	J. C. Penney Corporation, Inc.

Co-obligor:	J. C. Penney Company, Inc.

Title of Securities:	5.75% Senior Notes due 2018 (“2018 notes”) 6.375% Senior Notes due 2036 (“2036 notes”)

Aggregate Principal Amount:	$300,000,000 (2018 notes) $700,000,000 (2036 notes)

Initial Public Offering Price:	99.036% of principal amount (2018 notes) 98.695% of principal amount (2036 notes)

Proceeds to Company:	98.361%, $295,083,000 (2018 notes) 97.820%, $684,740,000 (2036 notes)

Maturity:	February 15, 2018 (2018 notes) October 15, 2036 (2036 notes)

Denominations:	$1,000 (2018 notes) $1,000 (2036 notes)

Coupon (interest rate):	5.75% (2018 notes) 6.375% (2036 notes)

Benchmark Treasury:	U.S. Treasury due February 15, 2017 U.S. Treasury due February 15, 2036

Spread to Benchmark Treasury:	125 basis points (1.25%) (2018 notes) 165 basis points (1.65%) (2036 notes)

Benchmark Treasury Price and Yield:	100.25; 4.623% (2018 notes) 94.31; 4.825% (2036 notes)

Yield to Maturity:	5.873% (2018 notes) 6.475% (2036 notes)

Interest Payment Dates:	February and August of each year commencing on August 15, 2007 (2018 notes) April and October of each year commencing on October 15, 2007 (2036 notes)

Change of Control:	Upon the occurrence of a Change of Control Triggering Event the Issuer is required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase

Legal Format:	SEC Registered

Trade Date:	April 24, 2007

Settlement Date:	T+3; April 27, 2007

Book-Running Managers:	Lehman Brothers Inc. Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Greenwich Capital Markets, Inc.

Utendahl Capital Partners, L.P.

Wachovia Capital Markets, LLC

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

CUSIP:	708130AB5 (2018 notes) 708130AC3 (2036 notes)

Ratings:	Baa3/BBB-/BBB

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free 1-888-603-5847.

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